EMOTIONTRAC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
EmotionTrac, Inc.
Boynton Beach, Florida

We have reviewed the accompanying financial statements of EmotionTrac, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 4, 2024
Los Angeles, California

EMOTIONTRAC INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	245,339	$	83,149
Accounts Receivable, net		67,825		13,975
Due from Shareholder		15,000		-
Total Current Assets		**328,164**		**97,124**
Property and Equipment, net		1,302		3,583
Intangible Assets		299,528		399,372
Equity Securities		5,000		5,000
Security Deposit		900		900
Total Assets	$	**634,894**	$	**505,979**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	192,033	$	243,350
Current Portion of Loans and Notes		39,059		646
Line of Credit		-		112,700
Related Party Loan		119,061		119,061
Other Current Liabilities		293,762		298,063
Total Current Liabilities		**643,915**		**773,820**
Promissory Notes and Loans		32,140		31,650
Total Liabilities		**676,055**		**805,470**
STOCKHOLDERS EQUITY				
Common Stock - Class A		6,430		5,541
Common Stock - Class B		10,100		10,100
Additional Paid in Capital		7,077,821		5,787,386
Retained Earnings/(Accumulated Deficit)		(7,135,512)		(6,102,518)
Total Stockholders' Equity		**(41,161)**		**(299,491)**
Total Liabilities and Stockholders' Equity	$	**634,894**	$	**505,979**

See accompanying notes to financial statements.

EMOTIONTRAC INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Service income	$ 365,355	$ 408,145
Discounts	(52,242)	(166,364)
Net Revenue	313,113	241,781
Cost of Goods Sold	32,853	27,220
Gross Profit	280,260	214,561
Operating Expenses		
General and Administrative	759,933	977,530
Sales and Marketing	506,579	354,357
Total Operating Expenses	1,266,511	1,331,887
Operating Income/(Loss)	(986,252)	(1,117,325)
Interest Expense	46,864	12,312
Other Loss/(Income)	(123)	(1,533)
Income/(Loss) before provision for income taxes	(1,032,994)	(1,128,105)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,032,994)**	**$ (1,128,105)**

See accompanying notes to financial statements.

EMOTIONTRAC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock - Class A Shares	Common Stock - Class A Amount	Common Stock - Class B Shares	Common Stock - Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	**5,365,472**	**$ 5,366**	**10,100,000**	**$ 10,100**	**$ 5,524,562**	**$ (4,974,413)**	**$ 565,615**
Issuance of Stock	175,333	175	-	$ -	262,824		262,999
Net Income/(Loss)						(1,128,105)	(1,128,105)
Balance—December 31, 2022	**5,540,805**	**$ 5,541**	**10,100,000**	**10,100**	**5,787,386**	**$ (6,102,518)**	**$ (299,491)**
Issuance of Stock	869,202	869	-	-	1,290,435		1,291,304
Shares issued for services	20,000	20					20
Net Income/(Loss)						(1,032,994)	(1,032,994)
Balance—December 31, 2023	**6,430,007**	**$ 6,430**	**10,100,000**	**$ 10,100**	**$ 7,077,821**	**$ (7,135,512)**	**$ (41,161)**

See accompanying notes to financial statements.

EMOTIONTRAC INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (1,032,994)	$ (1,128,105)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	2,281	4,620
Amortization of Intangibles	99,844	99,844
Changes in operating assets and liabilities:		
Accounts Receivable, net	(53,850)	(13,975)
Prepaids and Other Current Assets	-	20,500
Due from Shareholder	(15,000)	
Accounts Payable and Accrued Expenses	(51,318)	121,418
Other Current Liabilities	(4,300)	(8,106)
Net cash provided/(used) by operating activities	**(1,055,336)**	**(903,804)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	1,291,324	262,999
Line of Credit	(112,700)	112,700
Proceeds from PPV and SBA Loan		
Promissory Notes and Loans, net	38,902	(3,580)
Net cash provided/(used) by financing activities	**1,217,526**	**372,119**
Change in Cash	162,190	(531,685)
Cash—beginning of year	83,149	614,834
Cash—end of year	**$ 245,339**	**$ 83,149**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 46,864	$ 12,312
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

EmotionTrac Inc. was incorporated on March 9, 2017. in the state of Florida. On April 4, 2017, the former LLC known as Jinglze was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. On February 15, 2022, the company name of Jinglz, Inc. was changed to EmotionTrac Inc., The financial statements of EmotionTrac, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company headquarters are located in Boynton Beach, Florida.

The Company has created patented technology for measuring audience engagement and emotion. Our EmotionTrac AI technology measures slight changes in facial expressions to determine emotional reactions to video watched though a mobile device. EmotionTrac™, our flagship product, is a self-serve software platform that empowers brands, ad agencies, lawyers, consumer insights and any market researcher to deploy on-demand focus group tests that produce true quantitative data for emotional reactions and engagement to video content in multiple billion-dollar markets.

The Company incorporates machine learning, artificial intelligence and data science for tracking engagement and emotional responses to video presentations and reporting of results. The Company also delivers viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze, emotional intelligence, and volume detection. The company has been issued two patents and an additional invention is patent pending.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Furniture & Fixtures	7 years
Improvements - Office	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets include the Company's developed software which is being amortized over seven years.

Income Taxes

EmotionTrac Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its services (developing mobile device applications, marketing data and research products and an internet platform for the distribution of mobile advertising).

Cost of sales

Costs of goods sold include the cost of development of mobile device applications, marketing data and research products, etc.

Advertising and Promotion

Advertising, marketing, and sales costs are expensed as incurred. For the years ended December 31, 2023 and December 31, 2022, these costs were $354,356 and $218,571, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 4, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computer Equipment	$	22,739	$	22,739
Furniture & Fixtures		2,292		2,292
Improvements - Office		2,622		2,622
Property and Equipment, at Cost		**27,654**		**27,654**
Accumulated Depreciation		(26,352)		(24,071)
Property and Equipment, Net	$	**1,302**	$	**3,583**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $2,281 and $4,620 respectively.

4.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023		2022	
Software Research/Development	$	698,900	$	698,900
Intangible Assets, at cost		**698,900**		**698,900**
Accumulated Amortization		(399,372)		(299,529)
Intangible Assets, Net	$	**299,528**	$	**399,372**

 Amortization expenses for software for the fiscal years ended December 31, 2023 and 2022 were in the amount of $99,843 and $99,843 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2024	$	99,843
2025		99,843
2026		99,842
2027		
Thereafter		-
Total	$	**299,528**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 80,000,000 shares of Class A Common Stock with a par value of $0.001 and 20,000,000 shares of Class B Common Stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 6,430,007 shares and 5,540,805 shares of Class A Common Stock were issued and outstanding, respectively, and 10,100,000 shares of Class B Common Stock were issued and are outstanding.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2023, and December 31, 2022, none of these shares have been issued.

6.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options and Warrants

The stock options and warrants issued by the Company were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	1,928,906	$	1.14	2.40
Granted	385,000	$	1.50	
Exercised	-			
Expired/Cancelled	(105,000)			-
Outstanding at December 31, 2022	2,208,906	$	1.18	2.30
Exercisable Options at December 31, 2022	1,432,704	$	1.18	2.30
Granted	4,585,000	$	1.50	
Exercised	-	$	-	
Expired/Cancelled	(10,000)	$	-	
Outstanding at December 31, 2023	6,783,906	$	1.39	2.20
Exercisable Options at December 31, 2023	6,423,614	$	1.39	1.39

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	4,559,386	$	0.43	4.70
Granted	249,500	$	1.50	
Exercised	(25,000)	$	1.00	
Expired/Cancelled	(274,892)	$	1.50	-
Outstanding at December 31, 2022	4,508,994	$	0.61	2.40
Granted	183,834	$	1.50	
Exercised		$	-	
Expired/Cancelled	(61,842)	$	-	
Outstanding at December 31, 2023	4,630,986	$	0.59	1.69
Warrants exercisable at December 31 , 2023	4,630,986	$	0.59	2.00

Stock option and warrant expenses for the years ended December 31, 2023 and December 31, 2022 were considered immaterial by management.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Grant First Round	$ 28,800	3.75%	07/02/2020	07/02/2050	$ 1,080	$ -	$ -	$ 28,800	$ 28,800	$ 1,345	$ 1,345	$ 576	$ 28,224	$ 30,145
Intuit Business Loan agreement	$ 50,000	18.00%	04/03/2023	9 months	$ -	$ -	$ 5,982	$ -	$ 5,982	$ -	$ -	$ -	$ -	$ -
National Funding- business loan agreement	$ 71,652		06/11/2023	44 weeks	$ -	$ -	$ 26,056	$ -	$ 26,056	$ -	$ -	$ -	$ -	$ -
Small Business Solutions	$ 19,000		06/13/2023	41 weeks			$ 6,951	$ -	$ 6,951	$ -	$ -	$ -	$ -	$ -
SBA Grant Second Round	$ 3,500	3.75%	05/21/2021	05/21/2050	$ -	$ -	$ 70	$ 3,340	$ 3,410	$ 131	$ 131	$ 70	$ 3,426	$ 3,628
Total					**$ 1,080**	**$ -**	**$ 39,059**	**$ 32,140**	**$ 71,198**	**$ 1,477**	**$ 1,477**	**$ 646**	**$ 31,650**	**$ 33,773**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	39,635
2025		646
2026		646
2027		646
2028		646
Thereafter		28,980
Total	$	**71,198**

Related Party Loans

During the years presented, the Company borrowed money from a related party. At the years ended December 31, 2023 and 2022, the balance due to the related party is $119,061.

					For the Year Ended December 2023			For the Year Ended December 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Aaron Ikzkowitz	$ 119,061	0.00%	Fiscal Year 2020	No set maturity	$ 119,061	$ -	$ 119,061	$ 119,061	$ -	$ 119,061
Total					$ 119,061	$ -	$ 119,061	$ 119,061	$ -	$ 119,061

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (262,980)	$ (165,383)
Valuation Allowance	262,980	165,383
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (658,453)	$ (395,473)
Valuation Allowance	658,453	395,473
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal and state cumulative net operating loss ("NOL") carryforwards of $2,586,427. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY TRANSACTIONS

The Company has a loan payable from a related party. As of December 31, 2023, and December 31, 2022 the outstanding balance of this loan was $119,061. There is no interest rate and the maturity is not set.

On May 5, 2023, the Company loaned $15,000 to a shareholder with no specific terms. Subsequently, in 2024, the Company canceled the shares held by the shareholder as a means of recovering this loan. As of December 31, 2023, the outstanding balance of the loan is $15,000 and it is classified under current assets.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 4, 2024, which is the date the financial statements were available to be issued.

In 2024, the company issued 26,000 shares of common stock, raising $45,000 in cash. Additionally, 8,000 shares of common stock were issued as per a consultant contract in exchange for services rendered.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $986,252, an operating cash flow loss of $1,055,336, and liquid assets in cash of $245,339, which is less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.